tns™

03 SEP 16 AM 7:21

BY COURIER

15th September 2003

03032069

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for subsidiaries of Taylor Nelson Sofres plc:

1. Forms 287 Change in situation or address of Registered Office .
2. Forms 288C Change in Particulars for Director/Secretary.

Please see attached for list of companies.

Yours faithfully

Judith George

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 9/16

TNS House
Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

03 SEP 16 AM 7:21

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

11 September 2003

Dear Sir/Madam

Form 288C Change of Particulars for director/secretary	
Company name	**Registered no.**
Applied Research & Communications Limited	0175165
BJM Research and Consultancy Limited	1113373
City Research Group Limited	1368041
Infratest Burke Asia Pacific Limited	2405349
Infratest Burke Core Company Limited	1322773
Infratest Burke Group Limited	2127788
Infratest Burke International Services Limited	2379938
Infratest Burke Limited	2136155
Market Behaviour Limited	1445214
Marketing Blueprint Limited	3001084
Media Vision Research Limited	2711063
NFO European Access Panel Limited	2405349
NFO Worldgroup Limited	4122493
NFO Worldwide Limited	3161960
Opinion Research Limited	835544
Public Attitude Surveys Holding Limited	3062384
Public Attitude Surveys Limited	1407911
SR Packaging Limited	2763673
Strategic Marketing Consultancy Limited	2439225
Taylor Nelson AGB Limited	3510405
Taylor Nelson Sofres Trustees Limited	3014589
The Customer Equity Company Limited	4049251
TN Overseas Holdings (Alpha) Limited	3965470
TN Overseas Holdings (Beta) Limited	3695472
TN Overseas Holdings (Delta) Limited	3968944
TN Overseas Holdings (Epsilon) Limited	3986121
TN Overseas Holdings (Gamma) Limited	3965469
TN Overseas Holdings (Zeta) Limited	4177804
TNS (Theta) Limited	4554166

I enclose duly completed and signed forms 288c for the above-named companies. All forms have been signed by Mr Wright, the individual for whom the change relates to. I understand from Lesley/Diane Lane of Companies House that it is acceptable for an individual to sign his/her own form 288c.

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States
BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Form 287 Change in situation or address of Registered Office	
Company name	**Registered no.**
Aidcom Technology Limited	1641049
Choicethink (1995) Limited	2207359
Customer Satisfaction Surveys Limited	2033151
Fieldcontrol Limited	944187
GI Consulting Limited	3318133
Market Trends Limited	1538908
Media Vision Research Limited	2711063
Metra Sofres Limited	2711063
MRM Distribution Limited	2182246
MRM Promotional Services Limited	2802877
Opinion Research Limited	835544
Parker Bishop Limited	662917
Professional Perspectives Limited	629357
Radar Research Limited	3980540
Schemetype Limited	2679478
Scher International Limited	2587875
Specialist People Resources Limited	3032722
SR Packaging Limited	2763673
Taylor Nelson AGB Limited	3510405
Taylor Nelson AGB Television Limited	3229747
Taylor Nelson Sofres International Limited	1953112
Taylor Nelson Sofres plc	912624
Taylor Nelson Sofres Quest Trustee Limited	4129086
Taylor Nelson Sofres Services Limited	3848002
Taylor Nelson Sofres Trustees Limited	3014589
Teledynamics Limited	1839253
The Customer Equity Company Limited	4049251
TNS (Theta) Limited	4554166
TNS Field Limited	2597974
TNS Marketing Limited	2182246
TNS Media Intelligence Limited	540209
TNS Overseas Holdings (Alpha) Limited	3965470
TNS Overseas Holdings (Beta) Limited	3965472
TNS Overseas Holdings (Delta) Limited	3968944
TNS Overseas Holdings (Epsilon) Limited	3986121
TNS Overseas Holdings (Gamma) Limited	3965469
TNS Overseas Holdings (Zeta) Limited	4177804
TNS Sport Limited	2824645
TNS UK Limited	3073845
W.H.F. (Southern) Limited	2508797
Warebourne Limited	865885

I enclose duly completed and signed forms 287 for the above-named companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

03 SEP 15 AM 7:21

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 02136155

Company Name in full Infratest Burke Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 01322773

Company Name in full Infratest Burke Core Company Limited

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr — *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire — Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 02379938

Company Name in full Infratest Burke International Services Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 02405349

Company Name in full Infratest Burke Asia Pacific Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year) 29 08 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year) 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 03062384

Company Name in full Public Attitude Surveys Holding Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 29 08 2003

Name *Style / Title: Mr — *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††
(enter new address)

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire — Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 — Tel 0208 967 2230

DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 01407911

Company Name in full Public Attitude Surveys Limited

Changes of particulars form

Complete in all cases Date of change of particulars: Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††

(enter new address)

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 02405349

Company Name in full NFO European Access Panel Limited

Changes of particulars form

Complete in all cases Date of change of particulars (Day Month Year) 29 08 2003

Name *Style / Title: Mr   *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire   Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed PSK Wright   **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5   Tel 0208 967 2230

DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 03161960

Company Name in full NFO Worldwide Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed P S Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 01445214

Company Name in full Market Behaviour Limited

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	2 9	0 8	2 0 0 3

Name *Style / Title: Mr — *Honours etc:

Forename(s): Paul Simon

Surname: Wright

	Day	Month	Year
† Date of Birth	0 2	1 2	1 9 5 7

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire — Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 — Tel 0208 967 2230

DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number	03001084
Company Name in full	Marketing Blueprint Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 2 9 | 0 8 | 2 0 0 3

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 0 2 | 1 2 | 1 9 5 7

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††
(enter new address)

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 01368041

Company Name in full City Research Group Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 02439225

Company Name in full Strategic Marketing Consultancy Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3014589

Company Name in full Taylor Nelson Sofres Trustees Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4049251

Company Name in full The Customer Equity Company Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 2 9 0 8 2 0 0 3

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 0 2 1 2 1 9 5 7

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed PSKWright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 2711063

Company Name in full Media Vision Reasearch Limited

Changes of particulars form *Complete in all cases*

Date of change of particulars: Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 04122493

Company Name in full NFO Worldgroup Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr | *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††
(enter new address)

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire — Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 01715165

Company Name in full Applied Research & Communications Limited

Changes of particulars form

Complete in all cases Date of change of particulars: Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 01113373

Company Name in full BJM Research and Consultancy Limited

Changes of particulars form

Complete in all cases Date of change of particulars (Day Month Year): 29 08 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed PSWright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 00835544

Company Name in full Opinion Research Limited

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year): 29 08 2003

Name *Style / Title: Mr   *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††

(enter new address)

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire   Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright   **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5   Tel 0208 967 2230
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 2763673

Company Name in full SR Packaging Limited

Changes of particulars form *Complete in all cases*

Date of change of particulars	Day	Month	Year
	29	08	2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed P S K Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript,
or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3510405

Company Name in full Taylor Nelson AGB Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 29 08 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††
(enter new address)

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3965470

Company Name in full TN Overseas Holdings (Alpha) Limited

Changes of particulars form

Complete in all cases Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr — *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire — Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright — **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 — Tel 0208 967 2230
DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3695472

Company Name in full TN Overseas Holdings (Beta) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3968944

Company Name in full TN Overseas Holdings (Delta) Limited

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year) 29 08 2003

Name *Style / Title Mr *Honours etc

Forename(s) Paul Simon

Surname Wright

† Date of Birth (Day Month Year) 02 12 1957

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)* Lees Rigg, Green North Side

Post town Jordans

County / Region Buckinghamshire Postcode HP9 2SX

Country UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3986121

Company Name in full TN Overseas Holdings (Epsilon) Limited

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year): 29 08 2003

Name *Style / Title: Mr   *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire   Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5   Tel 0208 967 2230

DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3965469

Company Name in full TN Overseas Holdings (Gamma) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr — *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire — Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed PSK Wright — **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 — Tel 0208 967 2230

DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4177804

Company Name in full TN Overseas Holdings (Zeta) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth — Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London
London, W5 Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 04554166

Company Name in full TNS (Theta) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 08 Year 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
~~TNS House,Westgate,London~~

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 02127788

Company Name in full Infratest Burke Group Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 29 08 2003

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Side

Post town: Jordans

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed PSK Wright **Date** 9/9/2003

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres plc
TNS House,Westgate,London

London, W5 Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1641049

Company Name in full Aidcom Technology Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

03 SEP 15 AM 7:

Signed [signature] **Date** 2/9/03

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 2207359

Company Name in full Choicethink (1995) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary ~~/ administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2033151

Company Name in full Customer Satisfaction Surveys Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House

Westgate

Post town: London

County / Region: UK

Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc

TNS House, Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00944187

Company Name in full Fieldcontrol Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form revised June 1998

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03318133

Company Name in full GI Consulting Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01538908

Company Name in full Market Trends Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK   Postcode: W5 1UA

Signed [signature]   **Date** 2/9/03

† a ~~director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA   Tel 0208 967 2230
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 02711063

Company Name in full: Media Vision Research Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed: [signature] Date: 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02711063

Company Name in full Metra Sofres Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 02182246

Company Name in full: MRM Distribution Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] Date 2/9/03

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02802877

Company Name in full MRM Promotional Services Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address TNS House
Westgate
Post town London
County / Region UK Postcode W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00835544

Company Name in full Opinion Research Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00662917

Company Name in full Parker Bishop Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	00629357
Company Name in full	Professional Perspectives Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	TNS House
	Westgate
Post town	London
County / Region	UK
Postcode	W5 1UA

Signed [signature] Date 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03980540

Company Name in full Radar Research Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02679478

Company Name in full Schemetype Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02587875

Company Name in full Scher International Limited

New situation of registered office

NOTE:
The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

Companies House
— for the record —

287

Please complete in typescript, or in bold black capitals.
CHWP000

Change in situation or address of Registered Office

Company Number 03032722

Company Name in full Specialist People Resources Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / administrator ~~/ administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House — for the record

Please complete in typescript, or in bold black capitals.
CHWP000

287

Change in situation or address of Registered Office

Company Number 02763673

Company Name in full SR Packaging Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	03510405
Company Name in full	Taylor Nelson AGB Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	TNS House
	Westgate
Post town	London
County / Region	UK
Postcode	W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03229747

Company Name in full Taylor Nelson AGB Television Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01953112

Company Name in full Taylor Nelson Sofres International Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address TNS House
Westgate
Post town London
County / Region UK Postcode W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company Name in full Taylor Nelson Sofres Plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 04129086

Company Name in full Taylor Nelson Sofres Quest Trustee Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03848002

Company Name in full Taylor Nelson Sofres Services Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a *change of registered* office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	TNS House
	Westgate
Post town	London
County / Region	UK
Postcode	W5 1UA

Signed [signature] **Date** 2/9/05

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03014589

Company Name in full Taylor Nelson Sofres Trustees Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

287

Change in situation or address of Registered Office

Company Number 01839253

Company Name in full Teledynamics Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 04049251

Company Name in full The Customer Equity Company Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager~~ / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 04554166

Company Name in full TNS (Theta) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02597974

Company Name in full TNS Field Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address TNS House
Westgate
Post town London
County / Region UK Postcode W5 1UA

Signed [signature] **Date** 2/9/03

† a director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House — for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02182246

Company Name in full TNS Marketing Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00540209

Company Name in full TNS Media Intelligence Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 03965470

Company Name in full: TNS Overseas Holdings (Alpha) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed: [signature] Date: 2/9/03

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	03965472
Company Name in full	TNS Overseas Holdings (Beta) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	TNS House
	Westgate
Post town	London
County / Region	UK
Postcode	W5 1UA

Signed [signature] Date 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

287

Change in situation or address of Registered Office

Company Number 03968944

Company Name in full TNS Overseas Holdings (Delta) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form revised June 1998

Companies House — for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 03986121

Company Name in full: TNS Overseas Holdings (Epsilon) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a *change of registered* office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03965469

Company Name in full TNS Overseas Holdings (Gamma) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous *registered office.*

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver~~ / liquidator / ~~receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 04177804

Company Name in full TNS Overseas Holdings (Zeta) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02824645

Company Name in full TNS Sport Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address TNS House
Westgate
Post town London
County / Region UK
Postcode W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03073845

Company Name in full TNS UK Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 2/9/03

† Please delete as appropriate.

† ~~a~~ director / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02508797

Company Name in full W.H.F. (Southern) Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address TNS House
Westgate
Post town London
County / Region UK Postcode W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form revised June 1998

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	00865885
Company Name in full	Warebourne Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	TNS House
	Westgate
Post town	London
County / Region	UK
Postcode	W5 1UA

Signed [signature] **Date** 2/9/03

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or